ID # 355018

082-34804

06015763

SOLBEC
PHARMACEUTICALS LTD

RECEIVED
AUG 4 2006
SEC MAIL PROCESSING SECTION
WASH. D.C. 160

UPDATE ON SOLBEC's ETHICS APPROVALS FOR CORAMSINE'S® PHASE II CLINICAL TRIAL FOR RENAL CELL CARCINOMA

SUPPL

Summary:

- Ethics Committee approval has been granted by several Australian trial sites for Solbec's Phase II renal cell carcinoma clinical trial.
- Patient recruitment may now commence.

Perth, Australia. 25 July 2006: Solbec Pharmaceuticals (ASX: SBP) is pleased to announce that it has received Ethics Committee approval from several Australian trial sites for Coramsine's® Phase II clinical trial targeting renal cell carcinoma.

Ethics approvals have been granted at: Ashford Cancer Centre, Alfred Hospital, Geelong Hospital, St Vincent's Hospital and Perth Oncology, with other potential trial sites reviewing Solbec's submission currently. The trial will be conducted at approximately 10-12 trial sites across Australia and will recruit 40-50 patients. The trial will be co-funded by an A$ 2.26M Australian Government Commercial Ready grant secured late last year. The principal investigator of the trial will be Professor Howard Gurney Director of Medical Oncology at Westmead Hospital.

Dr Graeme Howie, Solbec's Managing Director, said: "Ethics Committees approvals for the Phase II renal cell carcinoma clinical trial represent an important step in Coramsine's® clinical development program. The Phase II trial is designed to provide evidence of the clinical effectiveness of Coramsine®."

Patients participating in the trial will receive Coramsine® infusions over a twelve week cycle of treatment. The primary endpoint of the trial is response (measurable reduction in tumour size) and the secondary endpoints are safety and quality of life. The trial is an open label study and it is expected that information on the progress of the patients will become available as recruitment progresses.

PROCESSED
AUG 08 2006
THOMSON
FINANCIAL

-END-

Further information:

Graeme Howie	**David Sparling**
Managing Director	General Manager
Tel: (08) 9446 7555	Tel: (08) 9446 7555
Mob: 0419 444 981	Mob: 0417 721 972
Email: graeme.howie@solbec.com.au	Email: david.sparling@solbec.com.au

dlw 8/7

Background Information

About Solbec

Solbec Pharmaceuticals Ltd identifies naturally-occurring compounds with potential in the development of better therapies for debilitating conditions and life-threatening diseases. With the assistance of a $2.26M Australian Government Commercial Ready grant the company is currently progressing its key project, Coramsine®, through Phase II clinical trials for the treatment of advanced solid tumours. The two proprietary ingredients of Coramsine® were isolated from the fruit of a weed known as the Devil's Apple (*Solanum linnaeanum*). They show activity against some cancers and cause potentially therapeutic changes to the immune system. In addition to human health, Coramsine® has potential application to animal health and diagnostics. Solbec's business strategy is to partner or out-license Coramsine® for the final stages of pre-commercial development and marketing.

www.solbec.com.au

SOLBEC
PHARMACEUTICALS

With compliments

Solbec Pharmaceuticals Ltd ABN 85 061 289 218

Unit 1, 298 Selby St, Osborne Park, Western Australia 6017. PO Box 2142, Churchlands, Western Australia 6018 AUSTRALIA
Phone: +61 8 9446 7555 Fax: +61 8 9446 8777 Email: info@solbec.com.au Web: www.solbec.com.au